

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November , 2015

PROSPECTUS

noble MIDSTREAM PARTNERS

Noble Midstream Partners LP

12,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Noble Midstream Partners LP. We were recently formed by Noble Energy, Inc., or Noble, and no public market currently exists for our common units. We are offering 12,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "NBLX." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder at the time of any requested certification in the future, your common units may be subject to redemption.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 24.

These risks include the following:

- We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.
- On a pro forma basis, we would not have generated sufficient distributable cash flow to make the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2014 or the twelve months ended September 30, 2015.
- We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.
- Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds to Noble Midstream Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.65% of the gross proceeds from this offering payable to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 12,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about , 2015.

Lead Book-Running Managers

Barclays **Baird** **J.P. Morgan**

Joint Book-Running Managers

BofA Merrill Lynch **Citigroup** **Deutsche Bank Securities** **Wells Fargo Securities**

Co-Managers

Simmons & Company International BB&T Capital Markets BBVA BNP PARIBAS
CIBC DNB Markets Fifth Third Securities Mizuho Securities
MUFG PNC Capital Markets LLC Scotia Howard Weil SMBC Nikko
SOCIETE GENERALE TD Securities Tudor, Pickering, Holt & Co.

Prospectus dated , 2015

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 24 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to "Noble Midstream," the "Partnership," "we," "our," "us," or like terms, when used in a historical context, refer to Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, also referred to as "our Predecessor," and when used in the present tense or prospectively, refer to Noble Midstream Partners LP and its subsidiaries. References in this prospectus to "our general partner" refer to Noble Midstream GP LLC. References in this prospectus to "Noble" refer collectively to Noble Energy, Inc. (NYSE:NBL) and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

Noble Midstream Partners LP

Overview

We are a growth-oriented Delaware master limited partnership recently formed by our sponsor, Noble, to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. We currently provide crude oil, natural gas, and water-related midstream services for Noble through long-term, fixed-fee contracts. Our operating assets are currently focused in the Denver-Julesburg Basin, or DJ Basin, in Colorado, one of the premier liquid hydrocarbon basins in the United States. Noble intends for us to become its primary vehicle for domestic midstream operations that have not previously been dedicated to other ventures. We believe that our diverse midstream infrastructure assets and our relationship with Noble position us as a leading midstream service provider.

We have entered into multiple fee-based commercial agreements with Noble, each with an initial term of 15 years, utilizing our infrastructure assets to provide an array of services critical to Noble's upstream operations in the DJ Basin. Our agreements include substantial acreage dedications. See "Business—Our Acreage Dedication." These long-term, fee-based commercial agreements are intended to mitigate our direct commodity price exposure and enhance the stability of our cash flows. In the future, we intend to seek similar commercial arrangements with unaffiliated third parties.

Noble is one of the largest producers of hydrocarbons in the DJ Basin, where it produced, on average, 101 MBoe/d of crude oil, condensate, natural gas and natural gas liquids, or NGLs, during 2014, with 66% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin increased to 116 MBoe/d in the three months ended September 30, 2015, with 67% of such volumes being crude oil and NGLs. For the three months ended March 31, 2015, June 30, 2015 and September 30, 2015, we provided crude oil and natural gas gathering services with respect to an average of approximately 31 MBoe/d, 40 MBoe/d and 47 MBoe/d respectively.

Noble commenced horizontal drilling in the DJ Basin in 2010 in order to increase recoveries of liquid-rich hydrocarbons. This shift to a horizontal drilling program has created an opportunity for more efficient gathering

Business Strategies

Our principal business objectives are to generate stable cash flows and increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business by providing outstanding service to our upstream customers. We expect to achieve these objectives through the following business strategies:

- *Acting as the primary provider of midstream services in Noble's dedicated areas*. Our midstream infrastructure currently serves Noble's production on its substantial acreage in the DJ Basin, from which Noble produced an average of 116 MBoe/d of crude oil, condensate, natural gas and NGLs during the second quarter of 2015. For the three months ended March 31, 2015, June 30, 2015 and September 30, 2015, we provided crude oil and natural gas gathering services with respect to an average of approximately 31 MBoe/d, 40 MBoe/d and 47 MBoe/d, respectively. Noble has dedicated, until 2030, certain midstream services to us on its substantial acreage position in the DJ Basin. See "Business—Our Acreage Dedication." We expect Noble's production volumes to grow from its future horizontal drilling activities, which we anticipate will help us maintain and grow throughput on our crude oil, natural gas and saltwater midstream infrastructure and increase demand for our fresh water services. We are strategically positioned to expand our delivery of midstream services within the areas dedicated to us as Noble executes on its drilling and development plans.

- *Pursuing accretive acquisitions from Noble and third parties*. After this offering, Noble will be the sole owner of our general partner and will own a 65.7% limited partner interest in us, consisting of 6,102,181 common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our Core Assets and Growth Assets. Noble has granted us a right of first offer, or ROFO, on its retained interests in the development companies that hold our assets. In addition, Noble has granted us a right of first refusal, or ROFR, on certain midstream assets located onshore in the United States (other than in the Marcellus Shale) that it retains, acquires or develops in the future to the extent such assets are not subject to a third party purchase right. We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell. In addition, we expect to identify and pursue accretive third-party acquisitions.

- *Attracting third-party business*. In addition to being an integral provider of midstream services for Noble's production in the DJ Basin, we intend to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for third-party production both inside and outside the DJ Basin. In addition, we believe that our assets, which are currently located on Noble's substantial acreage position in the DJ Basin, are strategically located to take advantage of opportunities to provide midstream services to third parties in the DJ Basin. However, we do not know when or if such relationships with third-party producers will develop.

- *Focusing on stable, fixed-fee arrangements to mitigate our direct commodity price exposure and enhance the stability of our cash flows*. Our commercial agreements with Noble are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Strategic relationship with Noble*. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in the DJ Basin and North America. As the owner of our general partner, all of our incentive distribution rights, a 65.7% limited partner interest in us and its retained, non-controlling interests in the development companies that hold our assets, we believe Noble will be incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial agreements with Noble, we have a well-capitalized, investment grade commercial counterparty initially responsible for all of our revenues. In addition, Noble has granted us substantial dedications on its DJ Basin acreage for the midstream services we currently perform as well as a ROFO on its retained interests in the development companies that hold our assets and a ROFR on certain midstream assets and on the right to provide certain midstream services on acreage located onshore in the United States (other than in the Marcellus Shale) that it retains, acquires or develops in the future. See "Business—Our Acreage Dedication" and "Business—Right of First Refusal on Assets and Services." We believe that our relationship with Noble will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically located assets*. Our initial midstream infrastructure assets are located on and around Noble's significant, contiguous acreage in the DJ Basin and serve Noble's current and future production on this acreage. Noble commenced operations in Weld County, Colorado, in 2005 and currently holds one of the largest acreage positions in the DJ Basin. The DJ Basin has been the focus of extensive industry activity over the last several years, and we expect producers to continue to invest substantial capital to develop crude oil and natural gas production in this region, which will in turn require substantial investment in midstream infrastructure. We also expect the use of integrated development plans to help us manage capital expenditures because Noble's development under these plans is intended to centrally locate production and midstream infrastructure rather than replicate services and infrastructure at each wellhead, which will allow us to efficiently gather Noble's production from centralized wellhead equipment. In addition, Noble's strategic, contiguous acreage provides us an opportunity to deliver fresh water in connection with well completion activities and collect, clean, recycle and dispose of saltwater. We believe that our existing footprint, coupled with Noble's dedications, positions us to capitalize on midstream growth opportunities on and around Noble's contiguous DJ Basin acreage.

- *Long-term, fixed-fee contracts to support cash flows*. We service Noble's liquids-rich production in the DJ Basin pursuant to long-term, fixed-fee contracts. For the twelve months ended September 30, 2015, Noble represented all of our gathering volumes. We have secured dedications from Noble under which we will provide our crude oil, natural gas and water services pursuant to 15-year, fixed-fee contracts. We believe that Noble's horizontal drilling activity and potential new third-party customers will drive the stable growth of our midstream operations. Our contract structure mitigates our direct exposure to commodity price risk contributing to long-term cash flow stability.

- *Financial flexibility and strong capital structure*. At the closing of this offering, we expect to have $350 million of availability under our new, undrawn revolving credit facility, which can be increased by an additional $350 million as long as we are in compliance with the covenants contained in our credit agreement and subject to requisite commitments from existing or new lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." We believe that our available borrowing capacity and our expected ability to access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Experienced management and operating teams*. Our executive management team has an average of over 21 years of experience in designing, acquiring, building, operating, financing and otherwise managing large-scale midstream and other energy assets. In addition, through our omnibus services agreement with Noble, we employ engineering, construction and operations teams that have significant experience in designing, constructing and operating large scale midstream and other energy assets.

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.7 billion Boe at year-end 2014 (pro forma for the acquisition of Rosetta Resources Inc.). Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays - the DJ Basin, Marcellus Shale, Eagle Ford Shale and Permian Basin - and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $16.5 billion as of December 31, 2014.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 101 MBoe/d of crude oil, condensate, natural gas and NGLs during 2014, with 66% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin increased to 116 MBoe/d in the three months ended September 30, 2015, with 67% of such volumes being crude oil and NGLs.

Noble continually evaluates strategic additions to its reserves in North America. On July 20, 2015, Noble acquired approximately 50,000 net acres in the Eagle Ford Shale in south Texas and 54,000 net acres in the Permian Basin in west Texas (45,000 net acres in the Delaware Basin and 9,000 net acres in the Midland Basin) in connection with its acquisition of Rosetta Resources Inc. Noble has identified in excess of 1,800 gross horizontal drilling locations for development in this newly acquired acreage.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 6,102,181 common units and 17,872,683 subordinated units to Noble, representing an aggregate 65.7% limited partner interest in us (or an aggregate 60.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $230.1 million to Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

In addition, in connection with this offering, we will:

- issue 6,102,181 common units and 17,872,683 subordinated units to Noble, representing an aggregate 65.7% limited partner interest in us;

- issue all of our incentive distribution rights to Noble;

- issue 12,500,000 common units to the public, representing a 34.3% limited partner interest in us, and we will apply the net proceeds as described under "Use of Proceeds;"

- enter into a new $350 million revolving credit facility;

- have long-term, fixed-fee commercial agreements with Noble;

- enter into an omnibus agreement with Noble and our general partner; and

- enter into an operational services and secondment agreement with Noble.

The number of common units to be issued to Noble includes 1,875,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as held by Noble by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Noble at the expiration of the option period for no additional consideration. Any additional common units issued to Noble upon the expiration of the underwriters' option to purchase additional common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public common units	34.3%
Noble common units	16.7%
Noble subordinated units	49.0%
Noble incentive distribution rights	— %[1]
General partner interest	— %[2]
Total	100.0%

(1) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Noble.

(2) Our general partner owns a non-economic general partner interest in us. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash—General Partner Interest."

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.



Noble Energy, Inc.
(NYSE: NBL)
6,102,181 common units
17,872,683 subordinated units
incentive distribution rights
100% interest
Noble Midstream GP LLC
(our "general partner")
65.7% limited partner interest
Public Unitholders
12,500,000 common units
non-economic general partner interest
NOBLE MIDSTREAM PARTNERS LP
(NYSE: NBLX)
34.3% limited partner interest
100% interest
Noble Midstream Services, LLC
3.33% nonoperating membership interest
White Cliffs Pipeline, L.L.C.
75% controlling interest
10% controlling interest
5% controlling interest
5% controlling interest
5% controlling interest
Colorado River DevCo LP
Green River DevCo LP
Gunnison River DevCo LP
Laramie River DevCo LP
San Juan River DevCo LP
25% non-controlling interest
90% non-controlling interest
95% non-controlling interest
95% non-controlling interest
95% non-controlling interest
Wells Ranch IDP
• crude oil gathering
• natural gas gathering
• water services
East Pony IDP
• crude oil gathering
Other DJ Basin Facilities
• Briggsdale crude oil treating facility
• Platteville crude oil treating facility
Mustang IDP Future Development
• crude oil gathering
• natural gas gathering
• water services
Bronco IDP Future Development
• crude oil gathering
• water services
Greeley Crescent IDP Future Development
• crude oil gathering
• water services
East Pony IDP
• water services
Core Assets
Growth Assets

The Offering

Common units offered to the public.	12,500,000 common units (or 14,375,000 common units if the underwriters exercise in full their option to purchase additional common units from us).
Units outstanding after this offering	18,602,181 common units and 17,872,683 subordinated units, each representing an aggregate 51.0% and 49.0% limited partner interest in us, respectively.
	The number of common units outstanding after this offering includes 1,875,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Noble at the expiration of the option period for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $231.6 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering to (i) make a distribution of approximately $230.1 million to Noble and (ii) pay approximately $1.5 million of origination fees related to our new revolving credit facility. Please read "Use of Proceeds."
	If the underwriters exercise in full their option to purchase additional common units, we expect to receive additional net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions and the structuring fee. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.
Cash distributions	We intend to make a minimum quarterly distribution of $0.3125 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

We do not expect to make distributions for the period that began on October 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2015 based on the number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 100% to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3125 plus any arrearages from prior quarters;

- *second*, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3125; and

- *third*, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.3594.

If cash distributions to our unitholders exceed $0.3594 per unit in any quarter, Noble, as the initial holder of our incentive distribution rights, will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, Noble has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2014 and the twelve months ended September 30, 2015, was approximately $30.2 million and $36.1 million, respectively. The amount of distributable cash flow we must generate to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $45.6 million (or an average of approximately $11.4 million per quarter). As a result, for each of the year ended December 31, 2014 and the twelve months ended September 30, 2015, on a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and Twelve Months Ended September 30, 2015."

	We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016," that we will generate sufficient distributable cash flow to pay the aggregate minimum quarterly distributions of $45.6 million on all of our common units and subordinated units for the twelve months ending December 31, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units...................	Following the completion of this offering, Noble will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units.......	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $1.2500 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after December 31, 2018 or (ii) $1.8750 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the distributions on the incentive distribution rights for any four-quarter period ending on or after December 31, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." |
| Issuance of additional partnership interests.......................... | Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the |

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, Noble will own 65.7% of our total outstanding units on an aggregate basis (or 60.6% of our total outstanding units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders initially will not have the ability to remove our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 32.8% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending December 31, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 65.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Possible redemption of ineligible holders.	As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption. "Eligible holders" are limited partners whose (or whose owners') (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers by us or our subsidiaries with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest.
	The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the "current market price" means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights.
	Please read "Our Partnership Agreement—Possible Redemption of Ineligible Holders."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.2500 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.2500 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."
Directed unit program.	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Exchange listing	We have applied to list our common units on the NYSE under the symbol "NBLX."

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma financial data of Noble Midstream Partners LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the midstream systems described under "Certain Relationships and Related Party Transactions— Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by U.S. generally accepted accounting principles, or GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The summary historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 and as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and unaudited interim and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the years ended December 2014 and 2013, our assets were part of the integrated operations of Noble, and our Predecessor generally recognized only the costs, and not the revenues, associated with certain of the midstream services provided to Noble on an intercompany basis. Accordingly, the midstream revenues in our Predecessor's historical combined financial statements relate only to amounts received from third parties for those services and amounts received from Noble with respect to transactions for which there were contracts. For this reason, as well as other factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results," our future results of operations will not be comparable to our Predecessor's historical results.

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and the nine months ended September 30, 2015 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of September 30, 2015, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Noble's contribution to us of the percentages of the development companies that operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 6,102,181 common units, 17,872,683 subordinated units and all our incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $5.5 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2014	2013	2015	2014	2014	2015
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 2,086	$ 2,169	$ 51,734	$ 1,563	$100,632	$ 72,364
Income from Investments	3,798	3,024	3,418	2,564	3,798	3,418
Total Revenues	5,884	5,193	55,152	4,127	104,430	75,782
Costs and Expenses						
Direct Operating	8,538	2,760	11,152	6,239	44,113	21,668
Depreciation, Depletion and Amortization	11,315	3,092	4,956	7,971	11,315	4,956
General and Administrative	6,734	6,124	2,358	5,309	13,584	7,496
Total Operating Expense	26,587	11,976	18,466	19,519	69,012	34,120
Operating Income (Loss)	(20,703)	(6,783)	36,686	(15,392)	35,418	41,662
Other Expense						
Interest Expense, Net of Amount Capitalized	3,566	3,263	2,788	2,962	700	525
Total Other Expense	3,566	3,263	2,788	2,962	700	525
Income (Loss) Before Income Taxes	(24,269)	(10,046)	33,898	(18,354)	34,718	41,137
Income Tax Provision (Benefit)	(9,178)	(3,746)	12,717	(6,941)	—	—
Net Income (Loss) including non-controlling interests	$(15,091)	$ (6,300)	$ 21,181	$(11,413)	$ 34,718	$ 41,137
Net income attributable to non-controlling interests[1]	—	—	—	—	9,475	13,423
Net income attributable to Noble Midstream Partners LP	(15,091)	(6,300)	21,181	(11,413)	25,243	27,714
Net income per limited partner unit (basic and diluted):						
Common units						
Subordinated units						
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$195,513	$127,504	$240,851			$240,851
Total Assets	216,512	139,883	288,766			280,048
Net Parent Investment/Partners' Capital	213,673	137,179	240,677			244,972
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$(12,534)	$ (6,935)	$ 61,004	$(10,069)		
Net Cash Used in Investing Activities	(79,904)	(95,586)	(47,087)	(60,910)		
Net Cash Provided by Financing Activities	92,438	102,521	5,673	70,979		
Other Data						
Capital expenditures[2]	$ 80,466	$ 96,318	$ 45,684	$ 61,289		
EBITDA[3]	(9,388)	(3,691)	41,642	(7,421)	$ 46,733	$ 46,618
EBITDA attributable to Noble Midstream Partners LP[3]					33,598	31,387

(1) Represents 25%, 90%, 95%, 95% and 95% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

decreased from nine rigs in the fourth quarter of 2014 to three rigs in the third quarter of 2015. A further decrease in the number of drilling rigs that Noble operates on our dedicated acreage could result in lower throughput on our midstream infrastructure. Furthermore, we cannot predict the extent to which Noble's businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Noble's ability to execute its drilling and development plan on our dedicated acreage or to perform under our midstream services agreements. Any material non-payment or non-performance by Noble under our midstream services agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flows and could therefore materially adversely affect our ability to make cash distributions to our unitholders at the minimum quarterly distribution rate or at all. Each of our midstream services agreements has an initial term of 15 years, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our midstream services agreements following their expiration at rates sufficient to maintain our current revenues and cash flows could be adversely affected by activities beyond our control, including the activities of our competitors and Noble.

On a pro forma basis, we would not have generated sufficient distributable cash flow to make the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2014 or the twelve months ended September 30, 2015.

We must generate approximately $45.6 million of distributable cash flow to make the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units that will be outstanding immediately following this offering. The amount of pro forma distributable cash flow generated during each of the year ended December 31, 2014 and the twelve months ended September 30, 2015 would not have been sufficient to pay the full minimum quarterly distribution on our common units and subordinated units during those periods. Specifically, while the amount of pro forma distributable cash flow generated during the year ended December 31, 2014 would have been sufficient to pay the full minimum quarterly distribution on the common units, it would only have been sufficient to make a distribution of approximately $0.10 per subordinated unit per quarter (approximately $0.39 per subordinated unit on an annualized basis), or approximately 31% of the minimum quarterly distribution. While the amount of pro forma distributable cash flow generated during the twelve months ended September 30, 2014 would have been sufficient to pay the full minimum quarterly distribution on the common units, it would have only been sufficient to make a distribution of approximately $0.18 per subordinated unit per quarter (approximately $0.72 per subordinated unit on an annualized basis), or approximately 57% of the minimum quarterly distribution. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2014 and the twelve months ended September 30, 2015, please read "Cash Distribution Policy and Restrictions on Distributions." If we are unable to generate sufficient distributable cash flow in future periods, we may not be able to make the payment of the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

In order to make the payment of the minimum quarterly distribution of $0.3125 per unit per quarter, or $1.2500 per unit on an annualized basis, we must generate distributable cash flow of approximately $11.4 million per quarter, or approximately $45.6 million per year, based on the number of common units and subordinated units to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders. We currently expect to fund a portion of the quarterly distribution that we expect to make to our unitholders in the second quarter of 2016 with excess distributable cash flow generated in the first or third quarters of 2016 and potentially with borrowings under our revolving credit facility.

Noble conducts businesses and activities of its own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to both our general partner and Noble. If our general partner and the officers and employees of Noble do not devote sufficient attention to the management and operation of our business and activities, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including building additional gathering pipelines needed for required connections and building additional centralized gathering facilities pursuant to our gathering agreements) or other purposes may be impaired or such financing may not be available on favorable terms;

- our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

- we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

- our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. After the consummation of this offering on a pro forma basis, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $21.3 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $0.2 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of Noble and our other potential customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Noble, have conflicts of interest with us and our partnership agreement eliminates their default fiduciary duties to us and our unitholders and replaces them with contractual standards that may allow our general partner and its affiliates to favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, Noble will directly own an aggregate 65.7% limited partner interest in us (or an aggregate 60.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will own and control our general partner. Although our general partner has a duty to manage us in a manner that is not adverse to the interests of our partnership, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Noble. Conflicts of interest may arise between Noble and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Noble, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires Noble to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Noble to increase or decrease crude oil or natural gas production on our dedicated acreage, pursue and grow particular markets or undertake acquisition opportunities for itself. Noble's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Noble;

- Noble may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

- our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $45.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to Noble in respect of the incentive distribution rights;

Our partnership agreement restricts the remedies available to holders of our units and for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

- provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was not adverse to the interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

- provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

- provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

- provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services and secondment agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement, we will be required to reimburse Noble for the provision of certain administrative support services to us. Under our operational services and secondment agreement, we will be required to reimburse Noble for the provision of certain maintenance, operating, administrative and construction services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016." Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by its sole member, which is owned by Noble. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, Noble will own 65.7% of our total outstanding common units and subordinated units on an aggregate basis (or 60.6% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner.

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Noble to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

The incentive distribution rights held by Noble may be transferred to a third party without unitholder consent.

Noble may transfer our incentive distribution rights to a third party at any time without the consent of our unitholders. If Noble transfers our incentive distribution rights to a third party but retains its ownership of our general partner interest, it may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of our incentive distribution rights. For example, a transfer of incentive distribution rights by Noble could reduce the likelihood of Noble selling or contributing additional midstream assets to us, as Noble would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Noble:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us except with respect to rights of first refusal contained in our omnibus agreement.

Noble may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Noble will hold 6,102,181 common units and 17,872,683 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Noble with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including Noble, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

None of our partnership agreement, our omnibus agreement, our commercial agreements or any other agreement in effect as of the date of this offering will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Noble and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Noble and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 32.8% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending December 31, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 65.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, following the completion of this offering, Noble will own 23,974,864 common units and subordinated units, representing an aggregate 65.7% limited partner interest (or 22,099,864 common units and subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Noble, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Noble, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If Noble elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to Noble will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in such two quarters. We anticipate that Noble would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that Noble could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, Noble has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee will have the same rights as Noble relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Noble's Right to Reset Incentive Distribution Levels."

USE OF PROCEEDS

We expect to receive net proceeds of approximately $231.6 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering to (i) make a distribution of approximately $230.1 million to Noble and (ii) pay approximately $1.5 million of origination fees related to our new revolving credit facility.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units issued to Noble will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

If we choose to sell fewer common units in this offering, the number of common units to be held by Noble after consummation of this offering will be increased by an amount equivalent to such decrease in the number of units sold. Likewise, if we choose to sell more common units in this offering, the number of common units to be held by Noble after consummation of this offering will be reduced by an amount equivalent to such increase in the number of units sold. Additionally, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $11.6 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Any such change in the net proceeds to us would increase or decreases, as the case may be, the amount of the distribution to be paid to Noble.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our Predecessor as of September 30, 2015; and

- our pro forma capitalization as of September 30, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units will be issued for no additional consideration.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2015	
	Historical	Pro Forma
	(in thousands)	
Cash and cash equivalents.	$ 19,590	$ 19,590
Long-term debt:		
Revolving credit facility[(1)]	$ —	$ —
Total long-term debt (including current maturities).	—	—
Net parent investment / partners' capital:		
Net parent investment	240,677	—
Held by public:		
Common units		231,550
Held by Noble:		
Common units		(16,940)
Subordinated units		(49,615)
General partner interest[(2)]		—
Total equity	240,677	164,995
Non-controlling interest.		79,977
Total partners' capital		244,972
Total capitalization.	$240,677	$244,972

---

(1) In connection with the completion of this offering, we expect to enter into a new $350 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Upon completion of this offering, our general partner will own a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of September 30, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $245.0 million, or $6.72 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit[1]		$20.00
Pro forma net tangible book value per unit before this offering[2]	$10.16	
Less: Distribution to Noble[3]	(9.61)	
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	6.17	
Less: Pro forma net tangible book value per unit after this offering[4].........................		6.72
Immediate dilution in net tangible book value per common unit to purchasers in this offering[5][6]...		$13.28

(1)   Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2)   Determined by dividing the number of units (6,102,181 common units and 17,872,683 subordinated units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $243.5 million.
(3)   Determined by dividing the number of units (6,102,181 common units and 17,872,683 subordinated units) to be issued to Noble for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $230.1 million to Noble.
(4)   Determined by dividing the number of units to be outstanding after this offering (18,602,181 common units and 17,872,683 subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $231.6 million.
(5)   If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $13.96 and $12.60, respectively.
(6)   Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	%	Amount (in millions)	%
Noble and its affiliates[1][2][3]	23,974,864	65.7%	$13,422.0	5.1%
Purchasers in this offering	12,500,000	34.3%	250,000.0	94.1%
Total..	36,474,864	100.0%	$ 263,422	100%

(1)   Upon the completion of this offering, Noble will own 6,102,181 common units and 17,872,683 subordinated units.
(2)   Assumes the underwriters' option to purchase additional common units is not exercised.
(3)   The assets contributed by Noble were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2015 was $243.5 million (excludes deferred taxes). At the closing of this offering, we intend to make a distribution of $230.1 million to Noble.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3125 per unit, or $1.2500 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves (including estimated maintenance capital expenditures) and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity— Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, Noble will own our general partner, 6,102,181 common units and 17,872,683 subordinated units, representing an aggregate 65.7% limited partner interest (or common units and subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our development companies and their ability to distribute cash to us.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding from Noble, we do not have any commitment from Noble, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, Noble will directly own a 65.7% limited partner interest in us (or a 60.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will wholly own our general partner and all of our incentive distribution rights. Given Noble's significant ownership interests in us following the closing of this offering, we believe Noble will be incentivized to promote and support the successful execution of our business strategies.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3125 per unit for each whole quarter, or $1.2500 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on October 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2015 based on the number of days in that period.

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Minimum Quarterly Distributions	
	Number of Units	One Quarter	Annualized
Common units held by the public[1]	12,500,000	$ 3,906,250	$15,625,000
Common units held by Noble[1]	6,102,181	1,906,932	7,627,726
Subordinated units held by Noble	17,872,683	5,585,213	22,340,854
Total	36,474,864	$11,398,395	$45,593,580

(1) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.

Noble will initially hold all of our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.3594 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is not adverse to the interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Noble's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.2500 per unit for the twelve months ending December 31, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and Twelve Months Ended September 30, 2015," in which we present the amount of EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014 and the twelve months ended September 30, 2015, derived from our unaudited pro forma condensed financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016," in which we provide our estimated forecast of our ability to generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution on all common units and subordinated units for the twelve months ending December 31, 2016.

Unless otherwise specifically noted, the amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 100% of the assets and operations of our development companies and are not adjusted to reflect Noble's retained non-controlling interests in our development companies. In connection with the completion of this offering, Noble will contribute to us controlling interests ranging from 5% to 75% in the development companies that own our Core Assets and Growth Assets, and Noble will retain non-controlling interests ranging from 25% to 95% in the development companies that own our Core Assets and Growth Assets. Please read "Prospectus Summary—The Transactions" and "Prospectus Summary—Ownership and Organizational Structure." Following the completion of this offering, we will consolidate the results of operations of our development companies and then record a non-controlling interest deduction for Noble's retained interests in our development companies.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and Twelve Months Ended September 30, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma distributable cash flow generated for the year ended December 31, 2014 and the twelve months ended September 30, 2015 would have been approximately $30.2 million and $36.1 million, respectively. These amounts would not have been sufficient to pay the minimum quarterly distribution of $0.3125 per unit per quarter ($1.2500 per unit on an annualized basis) on all of our common units and subordinated units for each period. We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2014.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014 and the twelve months ended September 30, 2015, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Noble Midstream Partners LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow

($ in millions, except per unit amounts)	Year Ended December 31, 2014	Twelve Months Ended September 30, 2015
Revenues		
Midstream Services Revenue—Related Party	$100.6	$ 99.2
Income from Investments	3.8	4.6
Total Revenue	104.4	103.8
Expenses		
Direct Operating	44.1	32.6
Depreciation, Depletion and Amortization	11.3	8.3
General and Administrative[(1)]	13.6	10.6
Total Expenses	69.0	51.5
Operating Income (Loss)	35.4	52.3
Interest Expense[(2)]	$ 0.7	$ 0.7
Income Before Income Taxes	34.7	51.6
Income Tax Benefit	—	—
Pro Forma Net Income (Loss)		
Less:		
Net Income Attributable to Noble-Retained Interests[(3)]	9.5	17.6
Net Income Attributable to Noble Midstream Partners LP	25.2	34.0
Add:		
Net Income Attributable to Noble-Retained Interests	9.5	17.6
Depreciation	11.3	8.3
Interest Expense	0.7	0.7
Income Tax Expense	—	—
Pro Forma EBITDA	46.7	60.6
Less:		
EBITDA Attributable to Noble-Retained Interests[(4)]	13.1	20.6
Pro Forma EBITDA Attributable to Noble Midstream Partners LP	33.6	40.0
Less:		
Cash Interest Expense[(5)]	0.4	0.4
Maintenance Capital Expenditures[(6)]	3.0	3.5
Expansion Capital Expenditures[(7)]	45.7	34.7
Add:		
Capital Contributions from Noble to Fund Expansion Capital Expenditures	45.7	34.7
Pro Forma Distributable Cash Flow Attributable to Noble Midstream Partners LP	**30.2**	**36.1**
Pro Forma Cash Distributions:		
Distributions to Public Common Unitholders	$ 15.6	$ 15.6
Distributions to Noble:		
Common Units Held by Noble	7.6	7.6
Subordinated Units Held by Noble	7.0	12.9
Total Distributions to Noble	$ 14.6	$ 20.5
Aggregate Quarterly Distributions	30.2	36.1
Excess / (Shortfall) of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution	(15.4)	(9.5)
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Common Unitholders	100%	100%
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Subordinated Unitholders	31%	57%

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016

We forecast our estimated EBITDA and distributable cash flow for the twelve months ending December 31, 2016 will be approximately $59.5 million and $52.4 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders for the twelve months ending December 31, 2016, we must generate EBITDA and distributable cash flow of at least $52.7 million and $45.6 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated EBITDA and distributable cash flow for the twelve months ending December 31, 2016, and related assumptions set forth below, to substantiate our belief that we will have sufficient EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the twelve months ending December 31, 2016. Please read "—Significant Forecast Assumptions." Due to the rate of development of our assets and our dependence on Noble's exploration and production schedule for our revenue, our cash flows may vary from quarter to quarter. However, we believe that we will generate sufficient cash flow from operations to support the minimum quarterly distribution during each of the four quarters in the twelve months ending December 31, 2016. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

($ in millions, except per unit amounts)	Twelve Months Ending December 31, 2016	Three Months Ending			
		March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Revenues					
Midstream Services Revenue—Related Party	$127.3	$30.6	$31.7	$ 33.0	$32.1
Income from Investments	7.8	1.8	1.9	2.0	2.1
Total Revenue	$135.1	$32.4	$33.6	$ 35.0	$34.1
Expenses					
Direct Operating	$ 49.3	$12.5	$14.2	$ 11.9	$10.8
General and Administrative[1]	12.6	3.2	3.2	3.2	3.2
Depreciation, Depletion and Amortization	11.0	2.4	2.6	2.9	3.1
Total Expenses	$ 72.9	18.0	$20.0	$ 17.9	$17.0
Operating Income	$ 62.2	$14.3	$13.6	$ 17.1	$17.1
Interest Expense[2]	1.3	0.2	0.3	0.4	0.4
Income Before Income Tax Expense	$ 60.8	$14.1	$13.3	$ 16.7	$16.7
Income Tax Expense	—	—	—	—	—
Net Income	$ 60.8	$14.1	$13.3	$ 16.7	$16.7
Less:					
Net Income Attributable to Noble-Retained Interests[3]	$(10.9)	$(2.7)	$(4.1)	$ (2.0)	$ (2.0)
Net Income Attributable to Noble Midstream Partners LP	**$ 49.9**	**$11.4**	**$ 9.2**	**$ 14.7**	**$14.7**
Add:					
Net Income Attributable to Noble-Retained Interests	$ 10.9	$ 2.7	$ 4.1	$ 2.0	$ 2.0
Depreciation	11.0	2.4	2.6	2.9	3.1
Interest Expense	1.3	0.2	0.3	0.4	0.4
Income Tax Expense	—	—	—	—	—
EBITDA	$ 73.1	$16.8	$16.2	$ 19.9	$20.2
Less:					
EBITDA Attributable to Noble-Retained Interests[4]	$(13.6)	$(3.3)	$(4.8)	$ (2.7)	$ (2.8)
EBITDA Attributable to Noble Midstream Partners LP	**$ 59.5**	**$13.4**	**$11.5**	**$ 17.2**	**$17.4**
Less:					
Cash Interest Expense[5]	$ (1.3)	$(0.2)	$(0.3)	$ (0.4)	$(0.4)
Estimated Maintenance Capital Expenditures[6]	(5.7)	(1.3)	(1.1)	(1.7)	(1.7)
Expansion Capital Expenditures[7]	(42.2)	(5.7)	(7.6)	(20.1)	(8.9)
Add:					
Borrowings to Fund Expansion Capital Expenditures	42.2	5.7	7.6	20.1	8.9
Cash Used to Fund Expansion Capital Expenditures	—	—	—	—	—
Estimated Distributable Cash Flow Attributable to Noble Midstream Partners LP	**$ 52.4**	**$11.9**	**$10.1**	**$ 15.2**	**$15.3**
Distributions to Public Common Unitholders	$ 15.6	$ 3.9	$ 3.9	$ 3.9	$ 3.9
Distributions to Noble:					
Common Units Held by Noble	7.6	1.9	1.9	1.9	1.9
Subordinated Units Held by Noble	22.3	5.6	5.6	5.6	5.6
Total Distributions to Noble	$ 30.0	$ 7.5	$ 7.5	$ 7.5	$ 7.5
Aggregate Quarterly Distributions	**$ 45.6**	**$11.4**	**$11.4**	**$ 11.4**	**$11.4**
Excess (Shortfall) of Distributable Cash Flow Over Minimum Quarterly Distribution[8]	**$ 6.8**	**$ 0.5**	**$(1.3)**	**$ 3.8**	**$ 3.9**

(1) Our general and administrative expense will consist of direct general and administrative expenses incurred by us (including $5.5 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership) and payments we make to Noble in exchange for the provision of general and administrative services.

(2) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.

(3) Represents net income attributable to Noble's non-controlling interests in our development companies.

(4) Represents EBITDA attributable to Noble's non-controlling interests in our development companies, calculated as follows:

Net income attributable to Noble's non-controlling interests in our development companies.............	$10.9
Add:	
Depreciation expense attributable to Noble's non-controlling interests in our development companies..	2.7
EBITDA attributable to Noble's non-controlling interests in our development companies...............	$13.6

(5) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.

(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our development companies. The estimated maintenance capital expenditures attributable to Noble's retained interests are listed below:

Maintenance Capital Expenditures Attributable to Noble Midstream Partners LP	$5.7
Maintenance Capital Expenditures Attributable to Noble—Retained Interest	2.4
Total Maintenance Capital Expenditures Attributable to Our Development Companies	$8.1

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our development companies. The estimated expansion capital expenditures attributable to Noble's retained interest are listed below:

Expansion Capital Expenditures Attributable to Noble Midstream Partners LP	$ 42.2
Expansion Capital Expenditures Attributable to Noble—Retained Interest	73.6
Total Expansion Capital Expenditures Attributable to Our Development Companies and White Cliffs Equity Interest	$115.8

(8) We expect to cover the expected shortfall of $1.3 million in the three months ending June 30, 2016 with the excess of $0.5 million expected to be earned including the three months ending March 31, 2016, the excess of $3.8 million expected to be earned during the three months ending September 30, 2016 and to the extent necessary, with borrowings under our revolving credit facility. We expect to repay any borrowings made to cover a shortfall in the payment of our minimum quarterly distribution with the expected excess to be earned in future periods. Any additional excess in distributable cash flow is expected to be distributed to the holders of our common and subordinated units, unless any such excess is reserved by our general partner as described under "Provisions of our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash—Definition of Available Cash."

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2016. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results, and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

Our Predecessor's historical results of operations include all of the results of operations of Noble Midstream LP Predecessor on a 100% basis, which includes 100% of the results of our each of our development companies, in which we own percentages varying from 5% to 75%. See "Business—Our Existing Assets." In connection with the completion of this offering, Noble will contribute to us a 75% controlling interest in the development company that owns our Core Assets other than our 3.33% ownership interest in White Cliffs LLC, which we wholly own, and 10%, 5%, 5% and 5% controlling interests in the development companies that own our Growth Assets. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results" and "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." Substantially all of our revenue will be derived from long-term, fixed-fee gathering agreements with Noble.

Results and Volumes

The following table summarizes the pro forma revenues, volumes and EBITDA for our midstream services for the year ended December 31, 2014 and the twelve months ended September 30, 2015, as well as our forecast regarding those same amounts for the twelve months ending December 31, 2016.

	Pro Forma Year Ended December 31, 2014	Pro Forma Twelve Months Ended September 30, 2015	Forecasted Twelve Months Ending December 31, 2016
Crude oil gathering volumes (Bbl/d)	16,383	26,800	38,712
Natural gas gathering volumes (MMBtu/d) ..	71,137	84,205	124,488
Fresh water services volumes (Bbl/d)	43,796	36,397	41,729
Saltwater services volumes (Bbl/d)	5,422	4,714	5,130
Total Revenues ($ in millions)	$104.4	$103.8	$ 135.1
EBITDA ($ in millions)	$ 46.7	$ 60.6	$ 73.1

Revenue

We estimate that total revenues for the twelve months ending December 31, 2016 will be approximately $135.1 million compared to approximately $104.4 million for the pro forma year ended December 31, 2014 and approximately $103.8 million for the pro forma twelve months ended September 30, 2015, primarily due to increased throughput on our gathering systems. As a result of well completions, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve months ending December 31, 2016 will be 38.7 Mbbl/d of oil and 124.5 BBtu/d of gas. Our forecasted increase in volumes over the pro forma twelve months ended September 30, 2015 is based on our expectation that Noble will complete the drilling and completion activities on our dedicated acreage consistent with their current development plan. Please read "Business—Our Commercial Agreements with Noble."

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Noble's exploration and production activities. See "Risk Factors—Risks Related to Our Business—The demand for our midstream services, and therefore our cash flow, is affected by crude oil and natural gas prices, which fluctuate based on factors that are out of our control." Noble's exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where Noble halted drilling and development activities in the DJ Basin as of the beginning of the forecast period, we would be able to make the minimum quarterly distribution on our common units for the forecast period, and would have a shortfall of $8.7 million on our ability to pay the minimum quarterly distribution with respect to our subordinated units.

Operating Expense

We estimate that total operating expense for the twelve months ending December 31, 2016 will be $49.3 million compared to approximately $44.1 million for the pro forma year ended December 31, 2014 and approximately $32.6 million for the pro forma twelve months ended September 30, 2015. Our increase in operating expense is primarily due to our significantly higher operating levels, resulting in higher:

- gathering throughput on our dedicated acreage;
- maintenance and contract service costs;
- regulatory and compliance costs;
- operating costs associated with increased pipeline mileage and additional centralized gathering facilities; and
- ad valorem taxes.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through December 31, 2015, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and for anticipated future credit needs);

  - comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary's assets are subject; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (*provided* that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3125 per unit, or $1.2500 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us that will entitle it to receive distributions.

Incentive Distribution Rights

Noble currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.3594 per unit per quarter. The maximum distribution of 50% does not include any distributions that Noble or its affiliates may receive on common units or subordinated units that it owns.


Operating Surplus and Capital Surplus


General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $45.0 million (as described below); *plus*
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, *provided* that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*
- all of our operating expenditures (as defined below) after the closing of this offering; *less*
- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*
- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*
- any cash loss realized on disposition of an investment capital expenditure (which is a capital expenditure other than a maintenance capital expenditure or an expansion capital expenditure).

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $45.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (*provided* that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), estimated maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; *provided*, *however*, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- actual maintenance capital expenditures;

- expansion capital expenditures;

- investment capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds from this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $45.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity and/or operating income, and expansion capital expenditures are those capital expenditures that we expect will expand our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and well connections, or the construction, development or acquisition of other facilities, to replace expected reductions in hydrocarbons available for gathering, treating, transporting or otherwise handled by our facilities (which we refer to as operating capacity). Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or operating income over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and change by our general partner at least once a year, provided that any change is approved by our special committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Cash Distribution Policy and Restrictions on Distributions."

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

- it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

- it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

- it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights.

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and centralized gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3125 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after December 31, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.2500 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.2500 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.8750 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.8750 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- *third*, 100% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 100% to all common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Noble will initially hold the incentive distribution rights, but may transfer these rights separately from its ownership of the general partner.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, 100% to all unitholders, pro rata, until each unitholder receives a total of $0.3594 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3906 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4688 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of Noble, as holder of our incentive distribution rights, and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders Noble for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that Noble has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions	
			Unitholders	Noble (as Holder of the Incentive Distribution Rights)[1]
Minimum Quarterly Distribution . . .	$0.312500		100%	— %
First Target Distribution	above $0.312500	up to $0.359375	100%	— %
Second Target Distribution	above $0.359375	up to $0.390625	85%	15%
Third Target Distribution.	above $0.390625	up to $0.468750	75%	25%
Thereafter	above $0.468750		50%	50%

(1) Does not account for any common units or subordinated units that Noble owns.

Noble's Right to Reset Incentive Distribution Levels

Noble, as the initial holder of all our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If Noble transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that Noble holds all of the incentive distribution rights at the time that a reset election is made. Noble's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to Noble are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If Noble and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and Noble at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

	Quarterly Distribution Per Unit Prior to Reset		Common Unitholders	Noble (as holder of the Incentive Distribution Rights)	Quarterly Distribution Per Unit Following Hypothetical Reset	
Minimum Quarterly Distribution	up to $0.312500		100%	—	up to $0.5000	
First Target Distribution ...	above $0.312500	up to $0.359375	100%	—	above $0.5000	up to $0.5750
Second Target Distribution	above $0.359375	up to $0.390625	85%	15%	above $0.5750	up to $0.6250
Third Target Distribution....	above $0.390625	up to $0.468750	75%	25%	above $0.6250	up to $0.7500
Thereafter	above $0.468750		50%	50%	above $0.7500	

(a)   This amount is 115% of the hypothetical reset minimum quarterly distribution.
(b)   This amount is 125% of the hypothetical reset minimum quarterly distribution.
(c)   This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 36,474,864 common units outstanding and the average distribution to each common unit would be $0.50 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Noble (as holder of the Incentive Distribution Rights)	Total Distributions
Minimum Quarterly Distribution................	up to $0.312500		$11,398,395	$ —	$11,398,395
First Target Distribution.......	above $0.312500	up to $0.359375	1,709,759	—	1,709,759
Second Target Distribution	above $0.359375	up to $0.390625	1,139,840	201,148	1,340,988
Third Target Distribution	above $0.390625	up to $0.468750	2,849,599	949,866	3,799,465
Thereafter	above $0.468750		1,139,840	1,139,840	2,279,679
			$18,237,432	$2,290,854	$20,528,286

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 41,056,572 common units outstanding and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) $2,290,854 as the average of the amounts received by Noble in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

	Quarterly Distribution Per Unit After Reset		Cash Distributions to Common Unitholders After Reset	Cash Distribution to Noble After Reset			
				Common Units[1]	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.500000		$18,237,432	$2,290,854	$—	$2,290,854	20,528,286
First Target Distribution.........	above $0.500000	up to $0.575000	—	—	—	—	—
Second Target Distribution	above $0.575000	up to $0.625000	—	—	—	—	—
Third Target Distribution........	above $0.625000	up to $0.750000	—	—	—	—	—
Thereafter	above $0.750000		—	—	—	—	—
			$18,237,432	$2,290,854	$—	$2,290,854	$20,528,286

(1) Represents distributions in respect of common units issued upon reset.

Noble will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, *provided* that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100% to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 100% to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit and any distributions of cash in connection with dissolution and liquidation is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for Noble to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data for Noble Midstream for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 and as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and unaudited interim and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the years ended December 2014 and 2013, our assets were part of the integrated operations of Noble, and our Predecessor generally recognized only the costs, and not the revenues, associated with certain of the midstream services provided to Noble on an intercompany basis. Accordingly, the midstream revenues in our Predecessor's historical combined financial statements relate only to amounts received from third parties for those services and amounts received from Noble with respect to transactions for which there were contracts. For this reason, as well as other factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results," our future results of operations will not be comparable to our Predecessor's historical results.

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and as of and for the nine months ended September 30, 2015 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of September 30, 2015, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Noble's contribution to us of the percentages of the development companies that will operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 6,102,181 common units, 17,872,683 subordinated units and the incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $5.5 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2014	2013	2015	2014	2014	2015
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 2,086	$ 2,169	$ 51,734	$ 1,563	$100,632	$ 72,364
Income from Investments	3,798	3,024	3,418	2,564	3,798	3,418
Total Revenues	5,884	5,193	55,152	4,127	104,430	75,782
Costs and Expenses						
Direct Operating	8,538	2,760	11,152	6,239	44,113	21,668
Depreciation, Depletion and Amortization	11,315	3,092	4,956	7,971	11,315	4,956
General and Administrative	6,734	6,124	2,358	5,309	13,584	7,496
Total Operating Expense	26,587	11,976	18,466	19,519	69,012	34,120
Operating Income (Loss)	(20,703)	(6,783)	36,686	(15,392)	35,418	41,662
Other Expense						
Interest Expense, Net of Amount Capitalized	3,566	3,263	2,788	2,962	700	525
Total Other Expense	3,566	3,263	2,788	2,962	700	525
Income (Loss) Before Income Taxes	(24,269)	(10,046)	33,898	(18,354)	34,718	41,137
Income Tax Provision (Benefit)	(9,178)	(3,746)	12,717	(6,941)	—	—
Net Income (Loss) including non-controlling interests	$(15,091)	$ (6,300)	$ 21,181	$(11,413)	$ 34,718	$ 41,137
Net income attributable to non-controlling interests[1]					9,475	13,423
Net income attributable to Noble Midstream Partners LP	(15,091)	(6,300)	21,181	(11,413)	25,243	27,714
Net income per limited partner unit (basic and diluted):						
Common units						
Subordinated units						
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$195,513	$127,504	$240,851			$240,851
Total Assets	216,512	139,883	288,766			280,048
Net Parent Investment/partners' capital	213,673	137,179	240,677			244,972
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$(12,534)	$ (6,935)	$ 61,004	$(10,069)		
Net Cash Used in Investing Activities	(79,904)	(95,586)	(47,087)	(60,910)		
Net Cash Provided by Financing Activities	92,438	102,521	5,673	70,979		
Other Data						
Capital expenditures[2]	$ 80,466	$ 96,318	$ 45,684	$ 61,289		
EBITDA[3]	(9,388)	(3,691)	41,642	(7,421)	$ 46,733	$ 46,618
EBITDA attributable to Noble Midstream Partners LP[3]					33,598	31,387

(1) Represents 25%, 90%, 95%, 95% and 95% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

(2) Represents additions to property, plant and equipment within the combined statement of cash flows.

(3) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased by $8.2 million to $11.3 million in 2014 compared to $3.1 million in 2013. The increase was primarily related to a full year of activity at the Wells Ranch CGF and our second crude oil treating facility, both of which were placed into service in the second half of 2013. Additionally, depreciation expense increased in 2014 compared to 2013 due to expansion of our fresh water systems in both the Wells Ranch IDP and the East Pony IDP.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our sources of liquidity were based on cash flow from operations and funding from Noble. During the year ended December 31, 2014, we participated in Noble's centralized cash management system. As a result, our Predecessor's historical financial statements do not include cash or cash equivalents since cash receipts from all our Predecessor's operations were deposited into Noble's bank accounts and all cash disbursements were made from these accounts. In connection with this offering, we will establish our own cash management system that will be administered by Noble on our general partner's behalf under our omnibus agreement.

We do not have any commitment from Noble or our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures.

We intend to pay a minimum quarterly distribution of $0.31250 per unit per quarter, which equates to an aggregate distribution of approximately $11.4 million per quarter, or approximately $45.6 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

In connection with the completion of this offering, we intend to enter into a new $350 million revolving credit facility, with a five year maturity. The new revolving credit facility will include a letter of credit sublimit of up to $100 million for issuances of letters of credit. We expect the borrowing capacity on our revolving credit facility may be increased by an additional $350 million subject to certain conditions including compliance with the covenants contained in our credit agreement and requisite commitments from existing or new lenders. Our new revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures.

The borrower under the new revolving credit facility will be Noble Midstream Services, LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by the Partnership and all wholly-owned material subsidiaries of the Partnership. The guarantees may be released in the future upon the occurrence of certain events including the Partnership or the borrower receiving an investment grade debt rating or the Partnership maintaining a four-quarter consolidated EBITDA in excess of $250 million for four consecutive quarters.

The chart below depicts the estimated increase in North American onshore crude oil production through 2020.

U.S. Lower 48 Onshore Crude Production: 2010-2020



Source: EIA, Annual Energy Outlook 2015 (April 2015).
* Compound Annual Growth Rate

Crude Oil Prices

Average annual U.S. crude oil prices have decreased significantly over the past year as a result of the availability of abundant domestic resources and the application of improved production technologies. Over the past two years, growth in U.S. crude oil production, along with the late-2014 drop in global crude oil prices, has altered the economics of the crude oil market. Nonetheless, the EIA projects that the average WTI crude oil spot price will increase through 2040, as growing demand leads to the development of more costly resources.

WTI Spot Crude Oil Price ($ per Bbl)



Source: EIA, Annual Energy Outlook 2015 (April 2015).

Natural Gas Prices

Average annual U.S. natural gas prices have remained relatively low over the past several years as a result of the availability of abundant domestic resources and the application of improved production technologies. Nonetheless, the EIA projects that growth in demand for natural gas, largely from the electric power and industrial sectors, exports to Mexico and demand for liquefied natural gas exports, will result in upward pressure on prices through 2040.

Henry Hub Spot Natural Gas Price ($ per million BTU)



Source: EIA, Annual Energy Outlook 2015 (April 2015).

The EIA's projection of natural gas prices depends on many factors, including macroeconomic growth rates and expected rates of resource recovery from natural gas wells. Higher rates of economic growth are expected to lead to increased consumption of natural gas, primarily in response to their effects on housing starts, commercial floor space and industrial output. Furthermore, the rate of resource recovery from crude oil and natural gas wells is expected to have a direct impact on the cost per unit of production and, in turn, prices.

The development of shale gas resources are expected to spur growth in natural gas production, with producers seeing higher prices as a result of growing demand, especially from both the industrial and electricity generation sectors. Growing LNG exports also support higher natural gas prices in the projection period. U.S. pipeline exports of natural gas—most flowing south to Mexico—have grown substantially since 2010 and are projected to continue increasing through 2040. According to the EIA, the United States will become a net exporter of natural gas in 2017, driven by LNG exports, increased pipeline exports to Mexico and reduced imports from Canada.

The DJ Basin has experienced a significant ramp in activity since 2012. As depicted below, monthly crude oil and natural gas production in Weld County, Colorado, increased 157% from January 2012 through July 2015.

Historical Weld County Monthly Crude Oil & Natural Gas Production: January 2012—July 2015

Source: Colorado Oil & Gas Conservation Commission.

History

The history of crude oil and natural gas production in the DJ Basin dates back to the first discovery that occurred in 1865 at the Florence Field. The first commercial discovery was made in 1901 at the Boulder Field with production coming from the Codell sandstone. Later, in 1919, the Beecher Island Field began producing natural gas from the Niobrara Chalk. Other large DJ Basin discoveries include the Wellington Field, discovered in 1923, and the Greasewood Field, discovered in 1930. In 1970, the Wattenberg Field was discovered with production coming from the Muddy/J Sandstone.

Geology

The Niobrara formation is uniformly present across the entire DJ Basin with an average depth of approximately 7,200 feet in the core Wattenberg Field. The formation consists of chalky benches created from skeletal debris of planktonic organisms deposited in a shallow marine environment. The Niobrara A, B and C benches serve as a source rock that generates crude oil and natural gas. Including the Codell formation, which is located just below the Niobrara benches, the crude oil and natural gas saturated interval ranges from 300 to 350 feet thick. The Niobrara's shale and chalk intervals are characterized by high density porosity of 10% to 14% and low permeability. The formation has a high storage capacity for hydrocarbons and requires multiple wells per section to adequately drain the recoverable crude oil and natural gas, leading operators to test tighter well spacing. The Codell formation is considered to be a part of the same petroleum system as the Niobrara and has an average depth of approximately 7,300 feet.

Business Strategies

Our principal business objectives are to generate stable cash flows and increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business by providing outstanding service to our upstream customers. We expect to achieve these objectives through the following business strategies:

- *Acting as the primary provider of midstream services in Noble's dedicated areas*. Our midstream infrastructure currently serves Noble's production on its substantial acreage in the DJ Basin, from which Noble produced an average of 116 MBoe/d of crude oil, condensate, natural gas and NGLs during the second quarter of 2015. For the three months ended March 31, 2015, June 30, 2015 and September 30, 2015, we provided crude oil and natural gas gathering services with respect to an average of approximately 31 MBoe/d, 40 MBoe/d and 47 MBoe/d, respectively. Noble has dedicated, until 2030, certain midstream services to us on its substantial acreage position in the DJ Basin. See "—Our Acreage Dedication." We expect Noble's production volumes to grow from its future horizontal drilling activities, which we anticipate will help us maintain and grow throughput on our crude oil, natural gas and saltwater midstream infrastructure and increase demand for our fresh water services. We are strategically positioned to expand our delivery of midstream services within the areas dedicated to us as Noble executes on its drilling and development plans.

- *Pursuing accretive acquisitions from Noble and third parties*. After this offering, Noble will be the sole owner of our general partner and will own a 65.7% limited partner interest in us, consisting of common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our Core Assets and Growth Assets. Noble has granted us a ROFO on its retained interests in the development companies that hold our assets. In addition, Noble has granted us a ROFR on certain midstream assets located onshore in the United States (other than in the Marcellus Shale) that it retains, acquires or develops in the future to the extent such assets are not subject to a third party purchase right. We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell. In addition, we expect to identify and pursue accretive third-party acquisitions.

- *Attracting third-party business*. In addition to being an integral provider of midstream services for Noble's production in the DJ Basin, we intend to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for third-party production both inside and outside the DJ Basin. In addition, we believe that our assets, which are currently located on Noble's substantial acreage position in the DJ Basin, are strategically located to take advantage of opportunities to provide midstream services to third parties in the DJ Basin. However, we do not know when or if such relationships with third-party producers will develop.

- *Focusing on stable, fixed-fee arrangements to mitigate our direct commodity price exposure and enhance the stability of our cash flows*. Our commercial agreements with Noble are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Strategic relationship with Noble*. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in the DJ Basin and North America. As the owner of our general partner, all of our incentive distribution rights, a 65.7% limited partner interest in us

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.7 billion Boe at year-end 2014 (pro forma for the acquisition of Rosetta Resources Inc.). Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays—the DJ Basin, Marcellus Shale, Eagle Ford Shale and Permian Basin—and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $16.5 billion as of December 31, 2014.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 101 MBoe/d of crude oil, condensate, natural gas and NGLs during 2014, with 66% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin increased to 116 MBoe/d in the three months ended September 30, 2015, with 67% of such volumes being crude oil and NGLs.

Noble continually evaluates strategic additions to its reserves in North America. On July 20, 2015, Noble acquired approximately 50,000 net acres in the Eagle Ford Shale in south Texas and 54,000 net acres in the Permian Basin in west Texas (45,000 net acres in the Delaware Basin and 9,000 net acres in the Midland Basin) in connection with its acquisition of Rosetta Resources Inc. Noble has identified in excess of 1,800 gross horizontal drilling locations for development in this newly acquired acreage.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 6,102,181 common units and 17,872,683 subordinated units to Noble, representing an aggregate 65.7% limited partner interest in us (or an aggregate 60.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $230.1 million to Noble. Please read "Prospectus Summary—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

National Environmental Policy Act

Our operations on federal lands are subject to the National Environmental Policy Act, or NEPA. Under NEPA, federal agencies, including the Department of Interior must evaluate major agency actions having the potential to significantly impact the environment. This review can entail a detailed evaluation including an Environmental Impact Statement. This process can result in significant delays and may result in additional limitations and costs associated with projects on federal lands.

Employees

The officers of our general partner will manage our operations and activities. All of the employees required to conduct and support our operations will be employed by Noble and be subject to the operational services and secondment agreement that we will enter into with Noble. As of December 31, 2014, Noble employed approximately 90 people who will provide direct support to our operations pursuant to the operational services and secondment agreement. Noble considers its relations with its employees to be satisfactory. Please read "Certain Relationships and Related Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement."

Insurance

Our business is subject to all of the inherent and unplanned operating risks normally associated with the gathering and treating of water, crude oil and natural gas and the distribution and storage of water. Such risks include weather, fire, explosion, pipeline disruptions and mishandling of fluids any of which could result in damage to, or destruction of, gathering and storage facilities and other property, environmental pollution, injury to persons or loss of life. As protection against financial loss resulting from many, but not all of these operating hazards, pursuant to the terms of the omnibus agreement, we will reimburse Noble for maintaining insurance coverage, including certain physical damage, business interruption, employer's liability, third party liability and worker's compensation insurance. Our general partner believes this insurance is appropriate and consistent with industry practice. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. Our insurance coverage may be provided by an affiliate of Noble or may be shared with Noble. To the extent Noble experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased.

Legal Proceedings

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently subject to any material litigation.

John C. Nicholson was appointed Chief Operating Officer in October 2015. Mr. Nicholson has eight years of experience in the oil and gas industry and with Noble, having joined Noble in June 2007. During this time, Mr. Nicholson has held various positions, including most recently serving as an Investor Relations Advisor for Noble from July 2014 until his appointment to Chief Operating Officer and from January 2012 to July 2014 served as a Project Manager for a deepwater development offshore West Africa.

Board Leadership Structure

Although the chief executive officer of our general partner currently does not also serve as the chairman of the board, the board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship will be defined and governed by the amended and restated limited liability company agreement of our general partner to be entered into in connection with the closing of this offering, which will permit the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Noble. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016." The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Compensation of Our Officers and Directors

Executive Compensation

We and our general partner were formed in December 2014. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors or executive officers for the 2014 fiscal year or prior periods. Because our general partner's executive officers are employed by Noble, compensation of the executive officers will be set and paid by Noble. Our general partner has not

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 1,860,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Noble Midstream Partners LP that will be issued upon the completion of this offering and the related transactions and held by:

- each unitholder known by us to beneficially hold 5% or more of our outstanding units;

- each director or director nominee of our general partner;

- each named executive officer of our general partner; and

- all of the directors, director nominee and named executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a non-economic general partner interest to our general partner and all of the incentive distribution rights to Noble.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table assumes that the underwriters' option to purchase additional common units is not exercised. The percentage of total common units and subordinated units to be beneficially owned is based on a total of 36,474,864 common units and 17,872,683 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominee and named executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
Noble Energy, Inc.	6,102,181	32.8%	17,872,683	100%	65.7%
Directors/Named Executive Officers					
Terry R. Gerhart	—	—	—	—	—
Kenneth M. Fisher	—	—	—	—	—
Charles J. Rimer	—	—	—	—	—
Gary W. Willingham	—	—	—	—	—
John F. Bookout, IV	—	—	—	—	—
Dustin A. Hatley	—	—	—	—	—
Gerald M. Stevenson	—	—	—	—	—
John C. Nicholson	—	—	—	—	—
Director Nominee					
Hallie A. Vanderhider	—	—	—	—	—
All Directors, Director Nominee and Executive Officers as a group					
(9 persons)	—	—	—	—	—

(1) Unless otherwise indicated, the address for all beneficial owners in this table is c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070.

The following table sets forth, as of November 6, 2015, the number of shares of Noble common stock beneficially owned by each of the directors, director nominee and named executive officers of our general partner and all of the directors, director nominee and named executive officers of our general partner as a group. The percentage of total shares is based on 428,554,158 shares outstanding as of September 30, 2015. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of November 6, 2015 and the shares underlying restricted stock awards that will be settled within 60 days of November 6, 2015. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of Noble common stock set forth opposite such person's name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Named Executive Officers		
Terry R. Gerhart	107,689	*
Kenneth M. Fisher	432,737	*
Charles J. Rimer	399,829	*
Gary W. Willingham	216,092	*
John F. Bookout, IV	950	*
Dustin A. Hatley	53,959	*
Gerald M. Stevenson	118,910	*
John C. Nicholson	4,900	*
Director Nominee		
Hallie A. Vanderhider	—	—
All Directors, Director Nominee and Executive Officers as a group		
(9 persons)	1,334,211	*

* Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Noble will own 6,102,181 common units and 17,872,683 subordinated units, representing an aggregate 65.7% limited partner interest (or 4,227,181 common units and 17,872,683 subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a non-economic general partner interest in us and Noble will own all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation/Offering Stage

The consideration received by our general partner and its affiliates, including Noble, prior to or in connection with this offering for the contribution of the controlling interests in our development companies to us . . . .

- 6,102,181 common units (or 4,227,181 common units if the underwriters exercise in full their option to purchase additional common units);

- 17,872,683 subordinated units;

- a distribution of approximately $230.1 million from the net proceeds of this offering (or $265.6 million if the underwriters exercise in full their option to purchase additional common units);

- the incentive distribution rights; and

- a non-economic general partner interest.

Post-IPO Operational Stage

Distributions of available cash to Noble . . . .

We will generally make cash distributions to our unitholders pro rata, including Noble, as holder of an aggregate of 6,102,181 common units and 17,872,683 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by Noble will entitle it to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to make the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Noble would receive an aggregate annual distribution of approximately $30.0 million on its common units and subordinated units (or $27.6 million if the underwriters exercise in full their option to purchase additional common units).

- events and conditions associated with any assets retained by Noble;

- litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering, which will be subject to an aggregate deductible of $500,000 before we are entitled to indemnification (other than currently pending legal actions, which are not subject to a deductible);

- the failure to have any consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by Noble prior to this offering; and

- all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to Noble's contribution of those assets to us in connection with this offering.

We have agreed to indemnify Noble for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Noble is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify Noble under the omnibus agreement.

Operational Services and Secondment Agreement

We and our general partner will also enter into an operational services and secondment agreement with Noble setting forth the operational services arrangements described below. Our parent will second certain operational and management employees and contractors of Noble to our general partner, the Partnership and the Partnership's subsidiaries (collectively the "Partnership Parties") to provide management, maintenance and operational functions with respect to our assets. During their period of secondment, the seconded personnel will be under the direct management and supervision of the Partnership Parties.

The Partnership Parties will reimburse Noble for the cost of the seconded employees and contractors, including their wages and benefits. If a seconded employee or contractor does not devote 100% of his or her time to providing services to the Partnership Parties, then we will reimburse Noble for only a prorated portion of such employee's overall wages and benefits, and the costs associated with contractors based on the percentage of the employee's or contractor's time spent working for the Partnership Parties. The Partnership Parties will reimburse Noble on a monthly basis or at other intervals that Noble and the general partner may agree from time to time.

The operational services and secondment agreement will have an initial term of 15 years and will automatically extend for successive renewal terms of one year each, unless terminated by either party upon at least 30 days' prior written notice before the end of the initial term or any renewal term. In addition, the Partnership Parties may terminate the agreement or reduce the level of services under the agreement at any time upon 30 days' prior written notice.

Commercial Agreements

At the closing of this offering, we will have long-term agreements with Noble for the provision of midstream services. For more information about our operational agreements with Noble, please read "Business— Our Commercial Agreements with Noble—How We Generate Revenue."

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with Noble, our general partner and certain other affiliates of Noble under which Noble or its subsidiaries will contribute to our development companies the assets comprising our Core Assets and Growth Assets and contribute to us varying controlling interests in the development companies that owns our Core Assets and Growth Assets. More specifically, we will obtain controlling interests in the development companies that own our Core Assets and Growth Assets as follows:

Noble Midstream Services, LLC, a Delaware limited liability company, or Operating, owns 100% of the membership interests in each of Colorado River DevCo GP LLC, a Delaware limited liability company, or Colorado River DevCo GP, Green River DevCo GP LLC, a Delaware limited liability company, or Green River DevCo GP, Gunnison River DevCo GP LLC, a Delaware limited liability company, or Gunnison River DevCo GP, Laramie River DevCo GP LLC, a Delaware limited liability company, or Laramie River DevCo GP and San Juan River DevCo GP LLC, a Delaware limited liability company, or San Juan River DevCo GP and, together with Colorado River DevCo GP, Green River DevCo GP, Gunnison River DevCo GP and Laramie River DevCo GP, the DevCo General Partners. Colorado River DevCo GP is the sole general partner of Colorado River DevCo LP, a Delaware limited partnership, or Colorado River DevCo LP, and owns a 75% general partner interest in Colorado River DevCo LP. Green River DevCo GP is the sole general partner of Green River DevCo LP, a Delaware limited partnership, or Green River DevCo LP, and owns a 10% general partner interest in Green River DevCo LP. Gunnison River DevCo GP is the sole general partner of Gunnison River DevCo LP, a Delaware limited partnership, or Gunnison River DevCo LP, and owns a 5% general partner interest in Gunnison River DevCo LP. Laramie River DevCo GP is the sole general partner of Laramie River DevCo LP, a Delaware limited partnership, or Laramie River DevCo LP, and owns a 5% general partner interest in Laramie River DevCo LP. San Juan River DevCo V GP is the sole general partner of San Juan River DevCo LP, a Delaware limited partnership, or San Juan River DevCo LP and, together with Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP and Laramie River DevCo LP, the DevCo Limited Partnerships, and owns a 5% general partner interest in San Juan River DevCo LP. Noble owns a 25% limited partner interest in Colorado River DevCo LP, a 90% limited partner interest in Green River DevCo LP, a 95% limited partner interest in Gunnison River DevCo LP, a 95% limited partner interest in Laramie River DevCo LP and a 95% limited partner interest in San Juan River DevCo LP.

Pursuant to the partnership agreement of each DevCo Limited Partnership, the general partner interest held by the applicable DevCo General Partner (and, ultimately, us through our direct control of Operating and indirect control of the applicable DevCo General Partner upon the completion of this offering) entitles such DevCo General Partner to voting control over, and the exclusive right to manage, the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership. Although the limited partner interest in each DevCo Limited Partnership provides the holder (currently, Noble) economic rights to profits, losses, gains, deductions and credits in proportion to such holder's percentage interest in the applicable DevCo Limited Partnership, the limited partner interests in each DevCo Limited Partnership do not entitle the holder to any rights with respect to controlling and managing the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership or the ability to remove the general partner.

Prior to the contribution to us of the interests described above, Noble or one of its subsidiaries will contribute 100% of the assets shown on the table under "Business—Our Existing Assets—Growth Assets" to the applicable DevCo Limited Partnerships shown in that table. Furthermore, in connection with the closing of this offering, Noble will contribute to us 100% of the membership interests in Operating pursuant to the contribution agreement. As a result, after the closing of this offering, we will (a) directly own 100% of the membership interests in Operating, (b) indirectly own (through our ownership interest in Operating) 100% of the membership interests in each of the DevCo General Partners, (c) indirectly own (through our indirect ownership interest in Colorado River DevCo GP) a 75% general partner interest in Colorado River DevCo LP, (d) indirectly own (through our indirect ownership interest in Green River DevCo GP) a 10% general partner interest in Green River DevCo LP, (e) indirectly own (through our indirect ownership interest in Gunnison River DevCo GP) a 5% general partner interest in Gunnison River DevCo LP, (f) indirectly own (through our indirect ownership interest in Laramie River DevCo GP) a 5% general partner interest in Laramie River DevCo LP and (g) indirectly own (through our indirect ownership interest in San Juan DevCo GP) a 5% general partner interest in San Juan DevCo LP. Furthermore, through our direct control of Operating and indirect control of the DevCo General Partners, we will control and manage the day to day operations, business and affairs of the DevCo Limited Partnerships. Please read "Business—Our Existing Assets" and "Prospectus Summary—Ownership and Organizational Structure."

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Noble may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Noble, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution level at the time of the exercise of the reset election. Furthermore, Noble has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as our Noble relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by Noble, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that Noble would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that Noble could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when Noble expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, Noble may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for Noble to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to Noble in connection with resetting the target distribution levels related to Noble's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

Following the completion of this offering, Noble will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of their ownership of an aggregate 6,102,181 common units and 17,872,683 subordinated units, representing an aggregate 65.7% limited partner interest (or 4,227,181 common units and 17,872,683 subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to the tenth anniversary of the closing of this offering, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest . .	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to the tenth anniversary of the closing of this offering. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Noble may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Noble will own an aggregate of 6,102,181 common units and 17,872,683 subordinated units, representing an aggregate 65.7% limited partner interest (or 4,227,181 common units and 17,872,683 subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) our general partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

- any other amendments substantially similar to any of the matters described in the clauses above.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to the tenth anniversary of the closing of this offering, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days' written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after the tenth anniversary of the closing of this offering, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Following the completion of this offering, Noble will own an aggregate of 6,102,181 common units and 17,872,683 subordinated units, representing an aggregate 65.7% limited partner interest (or 4,227,181 common units and 17,872,683 subordinated units, representing an aggregate 60.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to the tenth anniversary of the closing of this offering without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Noble may sell or transfer all or part of its membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, Noble may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Noble Midstream GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

The purchase price in the event of this purchase is the greater of:

• the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

• the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 6,102,181 common units and 17,872,683 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of our common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units

UNDERWRITING

Barclays Capital Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Robert W. Baird & Co. Incorporated	
J.P. Morgan Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Citigroup Global Markets Inc.	
Deutsche Bank Securities Inc.	
Wells Fargo Securities, LLC	
Simmons & Company International	
BB&T Capital Markets, a division of BB&T Securities, LLC	
BBVA Securities Inc.	
BNP Paribas Securities Corp.	
CIBC World Markets Corp.	
DNB Markets, Inc.	
Fifth Third Securities, Inc.	
Mizuho Securities USA Inc.	
Mitsubishi UFJ Securities (USA), Inc.	
PNC Capital Markets LLC	
Scotia Capital (USA) Inc.	
SMBC Nikko Securities America, Inc.	
SG Americas Securities, LLC	
TD Securities (USA) LLC	
Tudor, Pickering, Holt, & Co. Securities, Inc.	
Total	12,500,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

In addition, we will pay an aggregate structuring fee of 0.65% of the gross proceeds of this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated for evaluation, analysis and structuring of this offering.

The representatives have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $2,450,000 (excluding underwriting discounts, structuring fees and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 additional common units from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section. Any remaining common units not purchased by the underwriters pursuant to exercise of the option to purchase additional common units will be issued to Noble at the expiration of the option period for no additional consideration, and these common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

Lock-Up Agreements

We, Noble, our general partner, the directors and executive officers of our general partner and holders of more than 5% of our outstanding common units, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than the common units issued pursuant to employee benefit plans or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under "—Directed Unit Program," any common units sold in the Directed Unit Program to our directors or officers shall be subject to the lock-up agreement described above. Any participants in the Directed Unit Program who purchase more than $100,000 of common units under the program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. Any other participants in the Directed Unit Program will be subject to a 30-day lock-up. These lock ups will have similar restrictions as the lock-up agreement described above.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of 30 days from the date of this prospectus, or 180 days for participants who purchase more than $100,000 of common units, he or she will not, without the prior written consent of Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. Barclays Capital Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

- the history and prospects for the industry in which we compete;
- our financial information;
- the ability of our management and our business potential and earning prospects;
- the prevailing securities markets at the time of this offering; and
- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, including Noble, and to persons and entities with relationships with us and our affiliates, for which they received or may in the future receive customary fees and expenses. We anticipate that affiliates of Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and DNB Markets, Inc. will be lenders under our new revolving credit facility and will receive origination fees funded by a portion of the proceeds of this offering. Please see "Use of Proceeds." Additionally, affiliates of certain of the underwriters are lenders under Noble's revolving credit facility.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Direct Participation Plan Requirements

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common units or possession or distribution of this prospectus or any other offering or publicity material relating to the common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms.

- our entry into a new $350 million revolving credit facility;

- our entry into an omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public (assuming the underwriters' option to purchase additional 1,875,000 common units from us is not exercised) and (ii) 6,102,181 common units, 17,872,683 subordinated units, a non-economic general partner interest in us and all of our incentive distribution rights ("IDRs") to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The pro forma financial statements do not give effect to an estimated $5.5 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation. The pro forma financial statements also do not give effect to variable general and administrative costs we will incur under the omnibus agreement and the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering. As a result, the pro forma financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2014
(thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues				
Revenues — Related Party	$ 2,086	$98,546	(a)	$ 100,632
Income from Investments	3,798	—		3,798
Total Revenues	5,884	98,546		104,430
Expenses				
Direct Operating	8,538	35,575	(a)	44,113
Depreciation	11,315	—		11,315
General and Administrative	6,734	6,850	(b)	13,584
Total Expenses	26,587	42,425		69,012
Operating Income (Loss)	(20,703)	56,121		35,418
Interest Expense	3,566	(2,866)	(c)	700
Tax Benefit	(9,178)	9,178	(d) $	—
Net Income (Loss)	(15,091)	49,809	$	34,718
Net income attributable to non-controlling interests	—	9,475	(e)	9,475
Net income attributable to Noble Midstream Partners LP	(15,091)	40,334		25,243
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP				—
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:				
Common units				$ 12,874
Subordinated units				$ 12,369
Pro forma net income per limited partner unit (basic and diluted)				
Common units				$ 0.69
Subordinated units				$ 0.69
Pro forma weighted average number of limited partner units outstanding (basic and diluted)				
Common units				18,602,181
Subordinated units				17,872,683

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Nine Months Ended September 30, 2015
(thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues				
Revenues—Related Party	$51,734	$ 20,630	(a)	$ 72,364
Income from Investments	3,418	—		3,418
Total Revenues	55,152	20,630		75,782
Expenses				
Direct Operating	11,152	10,516	(a)	21,668
Depreciation	4,956	—		4,956
General and Administrative	2,358	5,138	(b)	7,496
Total Expenses	18,466	15,654		34,120
Operating Income (Loss)	36,686	4,976		41,662
Interest Expense	2,788	(2,263)	(c)	525
Income Tax Expense (Benefit)	12,717	(12,717)	(d)	—
Net Income (Loss)	21,181	19,956		41,137
Net income attributable to non-controlling interests	—	13,423	(e)	13,423
Net income attributable to Noble Midstream Partners LP	21,181	6,533		27,714
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP				—
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:				
Common units				$ 14,134
Subordinated units				$ 13,580
Pro forma net income per limited partner unit (basic and diluted)				
Common units				$ 0.76
Subordinated units				$ 0.76
Pro forma weighted average number of limited partner units outstanding (basic and diluted)				
Common units				18,602,181
Subordinated units				17,872,683

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2015
(thousands)

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 19,590	— (f)	$19,590
Other Current Assets	15,845	(10,218)(d)	5,627
Total Current Assets	35,435	(10,218)	25,217
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	261,747		261,747
Less: Accumulated Depreciation	(20,896)		(20,896)
Total Property, Plant and Equipment, Net	240,851		240,851
Investments	12,480		12,480
Other Assets	—	1,500(g)	1,500
Total Assets	$288,766	(8,718)	280,048
LIABILITIES AND NET PARENT INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 19,681		$19,681
Other Current Liabilities	11,019		11,019
Total Current Liabilities	30,700		30,700
Long-Term Debt			
Deferred Income Taxes, Noncurrent	13,013	(13,013)(d)	—
Asset Retirement Obligations	3,570		3,570
Other Long-Term Liabilities	806		806
Total Liabilities	48,089	(13,013)	35,076
Net parent investment / partners' capital			
Net parent investment	240,677	(240,677)(h)	—
Common unitholders—Public		231,550(i)	231,550
Common unitholders—Noble		(16,940)(h)	(16,940)
Subordinated unitholders—Noble		(49,615)(h)	(49,615)
General Partner—Noble		— (i)	—
Noncontrolling interest—Noble		79,977(h)	79,977
Total net parent investment / partners' capital	240,677	4,295	244,972
Total Liabilities and Net Parent Investment	$288,766	(8,718)	280,048

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

1. Pro Forma Adjustments and Assumptions

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included adjustments that are directly attributable to the transactions, factually supportable and, with respect to the statements of operations, expected to have a continuing impact on the combined results. A general description of these transactions and adjustments is provided as follows:

(a) Represents the pro forma adjustment to revenues associated with the Partnership's execution of new long-term, fixed-fee commercial agreements with Noble. The increase to revenue is calculated using the fees under the commercial agreements applied to the historical volumes during the year ended December 31, 2014 and the nine months ended September 30, 2015.

(b) Represents the fixed-fee portion of additional general and administrative expenses incurred under our omnibus agreement.

(c) Represents the pro forma adjustment to interest expense associated with our allocated portion of Noble's interest expense and the amortization of origination fees and the commitment fee associated with the new revolving credit facility over the five year expected term of the facility. As of the date of the offering, we do not expect to draw on the revolving credit facility.

(d) We will not be subject to income taxes as a publicly traded partnership. As such, this adjustment removes our historical taxes.

(e) Represents the 25%, 90%, 95%, 95% and 95% non-controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP and San Juan River DevCo LP, respectively, retained by Noble, that have been calculated for each of the periods presented.

(f) Represents the net adjustments to cash and cash equivalents, as follows (in thousands):

	September 30, 2015
Gross proceeds from initial public offering	$ 250,000
Underwriters' discount and fees	(16,000)
Expenses and costs of initial public offering	(2,450)
Payment of debt issuance costs (see note c)	(1,500)
Distribution of proceeds to Noble	(230,050)
Cash and cash equivalents pro forma adjustment	$ 0

(g) Represents the capitalization of origination fees and the commitment fee associated with the new revolving credit facility.

(h) Represents the elimination of Noble's net investment in us at September 30, 2015 following Noble's contribution to us of 75%, 10%, 5%, 5% and 5% controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP and San Juan River LP, respectively. The adjustment also represents the distribution of the remaining IPO proceeds of $230.1 million to Noble.

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

(i)   Represents net adjustments to the public common unitholders' partners' capital, as follows (in thousands):

	September 30, 2015
Gross proceeds from initial public offering (see note f)	$250,000
Underwriters' discount and fees (see note f)	16,000
Expenses and costs of initial public offering (see note f)	2,450
	$231,550

2.   Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method by the number of common units and subordinated units expected to be outstanding at the completion of this offering. For purposes of this calculation, we assumed (1) the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 18,602,181 common units and 17,872,683 subordinated units. The common and subordinated unitholders represent an aggregate 100% limited partner interest in us. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon on the assumption that distributions declared equal the minimum quarterly distribution.

Noble Midstream Partners LP Predecessor

Combined Statements of Operations and Comprehensive Loss
(thousands)
(unaudited)

	Nine Months Ended September 30,	
	2015	2014
Revenues		
Midstream Services—Related Party...	$ 51,734	$ 1,563
Income from Investments...	3,418	2,564
Total Revenues	55,152	4,127
Costs and Expenses		
Direct Operating..	11,152	6,239
Depreciation, Depletion and Amortization	4,956	7,971
General and Administrative	2,358	5,309
Total Operating Expenses	18,466	19,519
Operating Income (Loss)	36,686	(15,392)
Other Expense		
Interest Expense, Net of Amount Capitalized................................	2,788	2,962
Total Other Expense...	2,788	2,962
Income (Loss) Before Income Taxes	33,898	(18,354)
Income Tax Provision (Benefit)...	12,717	(6,941)
Net Income (Loss) and Comprehensive Income (Loss)	$ 21,181	$(11,413)
Pro forma (unaudited) basic and diluted income per limited partner unit	$ 0.58	
Pro Forma weighted average number of limited partner units outstanding (basic and diluted)...	36,474,864	

The accompanying notes are an integral part of these unaudited combined financial statements

Noble Midstream Partners LP Predecessor

Combined Balance Sheets
(thousands)
(unaudited)

	Supplemental Pro Forma September 30, 2015	September 30, 2015	December 31, 2014
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 19,590	$ 19,590	$ —
Accounts Receivable—Related Party.	5,563	5,563	—
Deferred Tax Asset	10,218	10,218	—
Other Current Assets	64	64	—
Total Current Assets	35,435	34,435	—
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	261,747	261,747	211,586
Accumulated Depreciation, Depletion and Amortization . . .	(20,896)	(20,896)	(16,073)
Total Property, Plant and Equipment, Net	240,851	240,851	195,513
Investments	12,480	12,480	11,077
Deferred Tax Asset	—	—	9,922
Total Assets	$288,766	$288,766	$216,512
LIABILITIES AND NET PARENT INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 19,681	$ 19,681	$ —
Accounts Payable—Trade	10,131	10,131	—
Due to Affiliate.	230,050	—	—
Other Current Liabilities.	888	888	—
Total Current Liabilities.	260,750	30,700	—
Deferred Income Taxes, Noncurrent	13,013	13,013	—
Asset Retirement Obligations	3,570	3,570	2,839
Other Long-Term Liabilities	806	806	—
Total Liabilities	278,139	48,089	2,839
Commitments and Contingencies			
Total Net Equity—Net Parent Investment	10,627	240,677	213,673
Total Liabilities and Net Parent Investment	$288,766	$288,766	$216,512

The accompanying notes are an integral part of these unaudited combined financial statements

Note 7. Concentration of Credit Risk

Noble accounted for 94% and 38% of our revenue for the nine months ended September 30, 2015 and 2014, respectively.

Note 8. Supplemental Cash Flow Information

Noble accrued $8.9 million and $5.8 million related to midstream capital expenditures as of September 30, 2015 and 2014, respectively.

Note 9. Segments

Our operations are located in the United States and are organized into three reporting segments: Gathering Systems, Water Delivery, Investments in Midstream Entities, and Partnership and Other. Our reportable segments comprise the structure used by our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance. The accounting policies of the segments are identical to those described in Note 2. Summary of Significant Accounting Policies of these unaudited combined financial statements.

Partnership expenses include general expenses associated with managing all reportable operating segments. Partnership assets consist primarily of deferred tax assets.

Summarized financial information concerning the Partnership's reportable segments is shown in the following tables:

	Gathering Systems	Water Delivery	Investments	Partnership and Other	Combined
Nine Months Ended September 30, 2015					
Revenues—Related Party	$ 37,598	$14,136	$ —	$ —	$51,734
Income from Investments	—	—	3,418	—	3,418
Total Revenues	37,598	14,136	3,418	—	55,152
Income (Loss) before income taxes.	25,284	10,730	3,418	(5,534)	33,898
Nine Months Ended September 30, 2014					
Revenues—Related Party	$ 1,563	$ —	$ —	$ —	$ 1,563
Income from Investments	—	—	2,564	—	2,564
Total Revenues	1,563	—	2,564	—	4,127
Income (Loss) before income taxes.	(9,403)	(1,509)	2,564	(10,006)	(18,354)
September 30, 2015					
Total Assets	190,207	50,644	12,480	35,435	288,766
December 31, 2014					
Total Assets	156,302	39,211	11,077	9,922	216,512

Note 10. Unaudited Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net income (loss) per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $230.1 million to Noble to be paid upon completion of the Offering. Accordingly, the Partnership is deemed to have used $230.1 million of net proceeds of the Offering of common units to pay the distribution, which is evidenced by a due to affiliate reflected in the supplemental condensed combined pro forma balance sheet.

The Predecessor had net income of $21.2 million for the nine months ended September 30, 2015. Supplemental pro forma net income (loss) per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with the offering in order to pay the distribution, and subordinated units were outstanding for the nine months ended September 30, 2015. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 11,278,024. This number was calculated by dividing the total $208.9 million distribution in excess of earnings for the nine months ended September 30, 2015 by the initial public offering price of $18.52 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses).

The Predecessor had net loss of $15.1 million for the year ended December 31, 2014. Supplemental pro forma net income per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net loss per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with this offering in order to pay the distribution, and subordinated units were outstanding for the year ended December 31, 2014. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 12,421,706. This number was calculated by dividing the total $230.1 million distribution in excess of earnings for the year ended December 31, 2014 by the initial public offering price of $18.52 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses). There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation for either period presented.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Expansion Capital Expenditures**" means cash expenditures for Acquisitions or Capital Improvements and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt to fund Expansion Capital Expenditures. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"**Final Subordinated Units**" has the meaning given such term in Section 6.1(d)(x)(A).

"**First Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(D).

"**First Target Distribution**" means $0.3594 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2015, it means the product of $0.3594 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Fully Diluted Weighted Average Basis**" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period *plus* (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means Noble Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Minimum Quarterly Distribution**" means $0.31250 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2015, it means the product of $0.31250 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**NBL Midstream**" has the meaning given such term in the preamble.

"**Net Agreed Value**" means (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4(b)) that are recognized (i) after the Liquidation Date ("*Liquidation Gain*") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("*Sale Gain*"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.4(d) on the date of a Revaluation Event ("*Revaluation Gain*"); *provided, however*, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and *provided, further*, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners, (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (vii) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Prospectus. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $45.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity to fund Expansion Capital Expenditures, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; *provided, however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts; and (z) cash received from any equity interest in a Person that is not a Subsidiary of a Group Member and for which the Partnership accounts using the equity method shall not exceed the Partnership's proportionate share of the Person's Operating Surplus (calculated as if the pertinent definitions hereof applied to such Person from the date the Partnership acquired its interest without any basket similar to clause (a)(i) above).

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.3906 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2015, it means the product of $0.3906 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**Subordinated Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending [   ], 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending [   ], 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units,

Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Supplemental Terms Annex**" has the meaning given such term in Section 5.5(b).

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Tax Matters Partner**" has the meaning given such term in Section 9.3.

"**Tenth Anniversary**" means [   ], 2025.

"**Third Target Distribution**" means $0.4688 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2015, it means the product of $0.4688 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**Transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided,*



Noble Midstream Partners LP

12,500,00 Common Units
Representing Limited Partner Interests

Prospectus

, 2015

Lead Book-Running Managers

Barclays
Baird
J.P. Morgan

Joint Book-Running Managers

BofA Merrill Lynch
Citigroup
Deutsche Bank Securities
Wells Fargo Securities

Co-Managers

Simmons & Company International
BB&T Capital Markets
BBVA
BNP PARIBAS
CIBC
DNB Markets
Fifth Third Securities
Mizuho Securities
MUFG
PNC Capital Markets LLC
Scotia Howard Weil
SMBC Nikko
SOCIETE GENERALE
TD Securities
Tudor, Pickering, Holt & Co.

Through and including , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 30,400
FINRA filing fee	15,500
NYSE listing fee	125,000
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	1,000,000
Accounting fees and expenses	700,000
Transfer agent and registrar fees	6,500
Miscellaneous	72,600
Total	$2,450,000

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Noble Midstream Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. Noble has purchased insurance covering the general partner's officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

On December 23, 2014, in connection with the formation of the partnership, Noble Midstream Partners LP issued to Noble Midstream GP LLC a 1% general partner interest in the partnership for $20.00 and a 99% limited partner interest in the partnership for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.